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 **Eric Creekmore** · You
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1mo · 🌐   •••

As a network leader, how often do you miss opportunities to connect your members in real-time? With Thr's Future Proximity Alerts, every travel overlap becomes a   ...more

 **Network Leaders**
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The curated serendipity engine   open.spotify.com

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 **Eric Creekmore** · You
Founder
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1mo · 🌐   •••

🚀 AI Just Blew My Mind! 🎙️

I used Google NotebookLM, dropped in my   ...more

 **Thr. Tech- Curated Serendipity by Unlock Your Network**
thr THERE
The curated serendipity engine   podcasters.spotify.com

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